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                            November 16, 2021

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed November 9,
2021
                                                            File No. 333-253073

       Dear Mr. Fox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

       Amendment No. 7 to Registration Statement on Form S-1 Filed November 9, 2021

       Director Independence, page 65

   1. We note your response to comment 1. Please tell us whether the Board considered Mr.
                                                        Scala, your Secretary
and director, in determining director independence under the rules of the Nasdaq Stock
Market LLC. If they did, please revise to state as much and disclose whether you intend to
have a Board comprised of a majority of independent directors.
 Andrew Fox
FirstName LastNameAndrew     Fox
Charge Enterprises, Inc.
Comapany 16,
November  NameCharge
              2021       Enterprises, Inc.
November
Page 2    16, 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Stephen Cohen, Esq.